EMO Capital Corporation
115 He Xiang Road Bai He Village, Qing Pu
Shanghai, China 200000
T: 949-419-6588  F: 949-272-0088




United States	                                   11 April 2012
Securities and Exchange Commission
Washington, D.C.  20549

Attn: Patrick Gilmore
	Accounting Branch Chief


RE:  Emo Capital Corporation  FILE NO.  000-54291
	Form 10-K for the Fiscal Year Ended July 31, 2011
	Filed November 15, 2011
	Form 10-K/A for Fiscal Year Ended July 31, 2010
	Filed November 15, 2011
	Form 10-Q/A for the Fiscal quarter Ended April 30, 2011
	Filed November 15, 2011
	Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011
	Filed November 15, 2011
	Form 10-Q/A for the Fiscal Quarter Ended October 31, 2011
	Filed December 15, 2011



Dear Sir,

This cover letter is in response to the comments sent via letter dated 23 February 2012 from the United States Securities and
Exchange Commission. Below, please find responses to the issues raised in the comment letter.

General

1. Controls and procedures have been revised and we have concluded that our disclosure controls and procedures are still effective as of July 31, 2011 based on several factors which have been included at the end of this reply letter.

2. There have been no changes and we have filed an amended 10-K to reflect that.

3. The management's conclusion regarding effectiveness of our internal control over financial reporting has now been revised. The framework used to evaluate effectiveness is included at the end of this reply letter.

4. We have updated the disclosure on the loan to include the amount oustanding as of the latest practical date and included an exhibit.

5. We have updated Mr. Fang's capacity as Principal Financial Officer and Chief Accounting Officer.

6.Change in Internal Control has been revised for Form 10K/A for the fiscal period ended July 31, 2010.

7. We have deleted the statement advising that our internal control over financial reporting were audited by Kenne Ruan, CPA, PC. and have modified our disclosure accordingly.

8. The second paragraph has been deleted.

9. The third, fourth, fifth and sixth paragraphs of this section have been deleted.

10. The conclusions from our principal executive officer and principal financial officer regarding the effectiveness of our disclosure control and procedures has been included.

11.The conclusions from our principal executive officer and principal financial officer regarding the effectiveness of our disclosure control and procedures has been included.

The effectiveness has been based on these factors:


1. Mr. Juan Ming Fang ensures the corporate environment is ethical by adhering to ethical corporate behavior.
2. Mr. Fang reviews the company's internal controls on a regular basis and any relevant information is regularly communicated to the book keeper, administrators, lawyer and auditor.
3. Mr. Fang during each quarterly and year end filing of financial statements, reviews and answers a checklist of internal control procedures and questions to the company's independent auditor.
4. Mr. Fang regularly provides written statements to the independent auditor that there is compliance within the internal controls of the company.
5. Mr. Fang has regular communication with the administrators of the financial statement preparation and filing to ensure that the financial reporting is appropriate, relevant and reliable to the board, investors and external users.
6. Mr. Fang is continually supportive of any changes suggested by the external auditor that would improve the company's internal control.
7. Any risks identified are analyzed by Mr. Fang and acts to mitigate them as well.
8. Any risk assessment and control activity information that is either internal or external and identified by Mr. Fang, the bookkeeper, the administrators, the lawyer and or auditor are identified on a timely basis, compiled and communicated to thos positioned to act.



Yours Truly,



___________________
Juanming Fang
EMO Capital Corporation







EMO Capital Corporation
115 He Xiang Road Bai He Village, Qing Pu
Shanghai, China 200000
T: 949-419-6588  F: 9494-272-0088




United States				11 April 2012
Securities and Exchange Commission
Washington, D.C.  20549




RE:  Emo Capital Corporation  FILE NO.  000-54291




The company (Emo Capital Corporation) is responsible for the adequacy of the disclosure in the filing.

Staff comments or changes to the disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





___________________
Juanming Fang
EMO Capital Corporation